Blue Hat Announces Issuance of U.S. Patent For “Interactive System Based on Light Intensity Recognition”

XIAMEN, China, March 11, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced that the United States Patent and Trademark Office has issued U.S. patent number US 10,512,836 B2, covering Blue Hat’s “Interactive System Based on Light Intensity Recognition”.

Blue Hat’s “Interactive System Based on Light Intensity Recognition” connects a physical toy with the virtual content of a mobile game, which Blue Hat believes represents a major breakthrough in the realization of AR technology. A prominent example of the potential presented by Blue Hat’s “Interactive System Based on Light Intensity Recognition” is Blue Hat’s AR Racer product, which is comprised of a toy car fixed onto a smartphone screen and designed for individuals ages 12 through 28. AR Racer has been successful in the Chinese market, and sales have continued to rise. With over four million users, AR Racer has attracted a global user base with significant player communities in China, Russia, Korea, the UK and Saudi Arabia.

“We believe that the success of our AR Racer product, which incorporates our “Interactive System Based on Light Intensity Recognition”, is testament to this technology’s popularity among consumers,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “Looking ahead, we intend to develop a wide range of products incorporating this technology to further implement our goal of creating a rich visual and interactive environment for our users, and we intend to ramp up our overseas expansion and continue discussions with distribution partners in the U.S.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

About AR Racer

AR Racer is a car-racing mobile game played using a physical toy car that is placed onto the user's mobile device screen with non-adhesive materials. Blue Hat’s “Interactive System Based on Light Intensity Recognition” allows AR Racer’s toy car to vibrate or flash, depending on variations in light intensity within the game. This increases the game’s immersive nature and further blends the physical and virtual worlds within the play experience. For more information, please visit the Company’s investor relations website at https://ir.bluehatgroup.com/company-overview/our-products.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com